Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund February 2013 Update
March 20, 2013

Supplement dated March 20, 2013 to Prospectus dated April 30, 2012
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.9%	-1.4%	$33.0M	$1,199.00
B	-2.9%	-1.5%	$311.4M	$1,009.27
Legacy 1	-2.7%	-1.1%	$4.5M	$866.80
Legacy 2	-2.7%	-1.1%	$11.0M	$855.09
Global 1	-2.6%	-1.0%	$11.6M	$837.25
Global 2	-2.6%	-1.0%	$23.7M	$826.98
Global 3	-2.8%	-1.3%	$212.9M	$769.78
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Japanese yen continued to depreciate as the Japanese Prime Minister Abe continues a program of sustained monetary stimulus in hopes of aiding Japan’s ailing export industries. Political uncertainty in Italy and the U.S. put downward pressure on the euro, which fell by nearly 4%.

Energy:  Crude oil markets declined in excess of 5% because of growing inventories, a struggling Italian economy, and on positive rhetoric out of Iran regarding its relations with the West. Natural gas markets rallied more than 4% as sustained cold weather in the U.S. and falling inventories supported increased prices.

Equities:  Revised 4Q 2012 GDP figures showed the U.S. economy expanded slightly, as opposed to earlier reports of contraction. This increased investor risk appetite and helped the S&P 500 advance by more than 1%. The Nikkei 225 continued to advance, gaining over 3% for the month as a weakening yen supported Japanese export industries.

Fixed Income:  Italian bond yields soared after national elections did not produce a clear majority in the upper house.  The resulting political gridlock added to the uncertainty regarding the bailout conditions outlined by the European Central Bank last fall.  As a result, investors fled to German bond markets, which drove Bund prices up by 2%.

Grains/Foods:  Falling exports, a positive outlook regarding crop yields, and decreasing demand for ethanol caused corn prices to fall more than 2%. Wheat prices plummeted more than 9% as persistent precipitation in wheat-producing states eased concerns about crop-growing conditions.

Metals:  Gold prices declined by 5% as optimism regarding the global economic recovery gave hedge fund investors enough confidence to liquidate gold positions in favor of stocks.  Copper prices fell by more than 5% as a result of reduced industrial demand.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 28, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$2,919,790	-$6,092,798
Change In Unrealized Income (Loss)	-11,513,728	5,348,459
Brokerage Commission	-277,348	-530,441
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-473,301	-1,026,741
Change in Accrued Commission	-32,613	-20,359
Net Trading Income (Loss)	-15,216,780	-2,344,488

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$53,003	$114,785
Interest, Other	60,727	116,014
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-15,103,050	-2,113,689

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-91,503	39,825
Operating Expenses	130,543	266,691
Organization and Offering Expenses	151,071	308,609
Brokerage Expenses	2,941,028	6,012,657
Dividend Expenses	0	0
Total Expenses	3,131,139	6,627,782

Net Income (Loss)	-$18,234,189	-$8,741,471

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$638,269,403	$636,740,049
Additions	2,970,065	6,196,143
Net Income (Loss)	-18,234,189	-8,741,471
Redemptions	-14,947,530	-26,136,972
Balance at February 28, 2013	$608,057,749	$608,057,749

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,198.997	27,522.62631	$32,999,555	-2.86%	-1.43%
B	$1,009.268	308,550.22355	$311,409,710	-2.91%	-1.53%
Legacy 1	$866.803	5,197.23835	$4,504,983	-2.68%	-1.06%
Legacy 2	$855.085	12,818.74412	$10,961,118	-2.70%	-1.10%
Global 1	$837.248	13,863.07255	$11,606,834	-2.63%	-0.98%
Global 2	$826.978	28,615.71219	$23,664,579	-2.65%	-1.02%
Global 3	$769.776	276,588.16826	$212,910,969	-2.79%	-1.30%

To the best of my knowledge and belief the information contained herein is accurate and complete.
___________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership